August 8, 2024

Fanghan Sui
Chief Executive Officer
Classover Holdings, Inc.
8 The Green, #18195
Dover, DE 19901

Hui Luo
Chief Executive Officer
Class Over Inc.
450 7th Avenue, Suite 905
New York, NY 10123

       Re: Classover Holdings, Inc.
           Class Over Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted July 10, 2024
           CIK No. 0002022308
Dear Fanghan Sui and Hui Luo:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 11, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-4 submitted July 10, 2024
Letter to Shareholders, page 2

1. Where you have made revisions in response to prior comment 1 here and in the prospectus summary and question and answer section, further revise to identify Hui Luo
 August 8, 2024
Page 2

       as the controlling shareholder of Pubco following the business combination and explain that she is the founder and CEO of the target company and will serve as CEO of Pubco.
       Additionally, please quantify the controlling shareholder's voting power following the business combination and, if true, state that the controlling shareholder will have the ability to determine all matters requiring shareholder approval. Lastly, clarify whether
       Pubco will rely upon any controlled company listing standard exemptions immediately upon consummation of the business combination.
2. Please revise the cross-reference to conflicts of interests disclosure elsewhere in the proxy statement/prospectus, as you cross reference a section titled "Shareholder Proposal No. 1:
       The Business Combination Proposal - Interests of Certain Persons in the Business
       Combination," but the heading at page 85 reads "Interests of BFAC's Directors and
       Officers in the Business Combination." Make conforming revisions throughout.
3.     We note your statement here and at pages 28, 82, and 168 that,    No
compensation has
       been or will be received   and no securities have been or will be issued
by BFAC to
       BFAC   s SPAC Sponsors, their affiliates or promoters       However, you
disclose
       elsewhere that the SPAC sponsor, its affiliates and promotors have received founder shares, units (shares and warrants) and promissory notes from BFAC to date. Please revise to disclose the issuance of these securities and all related information required pursuant to Item 1604(a)(3) of Regulation S-K and provide in the prospectus summary the tabular disclosure sought by Item 1604(b)(4) of Regulation S-K. To the extent you consider any other amounts payable to the sponsor, its affiliates, and promoters to be compensation, include such amounts in this disclosure as well.
Questions and Answers About the BFAC Shareholder Proposals, page 19

4. Please enhance your discussion of the material effects of the de-SPAC transaction and any related financing transactions pursuant to Item 1605(c) of Regulation S-K by adding or supplementing a question and answer to disclose the anticipated liquidity position of the combined company following the business combination, including the amount of cash it expects to have following potential shareholder redemptions and the payment of expenses related to the de-SPAC transaction.
Q: How will the classes of Pubco Common Stock vote in the future?, page 24

5. Please revise to quantify the aggregate voting percentage which will be held by the Class
       A Common Stock holders.
Q: What are the U.S. federal income tax consequences to a holder of BFAC Ordinary Shares as a result of the Business Combination?, page 25

6. Please revise to expand this question and answer to address the federal income tax consequences of the de-SPAC transaction to BFAC, Class Over and their respective security holders. In this regard, we note the current tax discussion is focused on BFAC and only its security holders. Additionally, please revise the prospectus throughout accordingly. Refer to Item 1605(b)(6) of Regulation S-K.
 August 8, 2024
Page 3
Summary of the Proxy Statement/Prospectus, page 33

7. Please provide a brief description in the prospectus summary of the material terms of material financing transactions that have occurred or will occur in connection with the consummation of the de-SPAC transaction, the anticipated use of proceeds from these financing transactions, and the dilutive impact, if any, of these financing transactions on non-redeeming shareholders. Refer to Item 1604(b)(5) of Regulation S-K. In this regard, we note that the prospectus summary does not address all of the material financing transactions since the IPO that are identified in the letter to stockholders.
Risk Factors
Risks Related to the Company's Business and Pubco After the Business
Combination
The Pubco Charter will provide, subject to limited exceptions, that the Court of Chancery..., page
61

8. Please revise to eliminate inconsistencies in the description of Pubco's exclusive forum provision provided in this risk factor and at page 177. For example, this risk factor states that "derivative actions...actions against directors, officers and employees for breach of fiduciary duty and other similar actions" may only be brought in the Court of Chancery in the State of Delaware, while page 177 references only "internal corporate claims."
       Further, the description at page 177 states that federal district courts will be the exclusive forum for claims arising under the Securities Act, but your risk factor disclosure states,
       "...the exclusive forum provision does not apply to actions brought under the Securities
       Act...for which the Court of Chancery and the federal district court for the District of
       Delaware shall have concurrent jurisdiction."
Proposal 1: The Business Combination Proposal
Business Combination Agreement
Covenants, page 82

9. We note your response to prior comment 20, particularly the added disclosure that there are "certain limitations whereby certain Company Convertible Notes may remain outstanding and be assumed by Pubco." Please elaborate on the circumstances under which Pubco may assume Class Over's debt, particularly given the disclosure at page 90 that, "all...existing noteholders are required to convert their outstanding debt to common stock shares prior to the Closing of the business combination transaction." Disclose where appropriate in the proxy statement/prospectus, if accurate, the maximum aggregate principal amount of Class Over convertible notes which could be assumed. Interests of BFAC's Directors and Officers in the Business Combination, page 85

10. Expand your conflicts of interest disclosure to also describe any actual or potential material conflict of interest between the target company's officers or directors and unaffiliated security holders of BFAC. Refer to Item 1603(b) of Regulation S-K. Make
       conforming revisions where such disclosure appears elsewhere. Additionally, we note that certain transactions involving economic interests of the sponsor, particularly the issuance of a $1,000,000 and $2,000,000 unsecured convertible promissory note to the sponsor or affiliated entities in April 2023 and June 2023, respectively, are not disclosed here. We also note certain outstanding working capital loans. Please tell us your consideration of omitting these transactions. Lastly, we note that disclosure regarding outstanding loans
 August 8, 2024
Page 4

       payable to Camel Bay has been added to this section, but it is unclear the basis on which they are a party requiring conflicts of interest disclosure pursuant to
Item 1603(b) of
       Regulation S-K. Please clarify whether they are an affiliate of the sponsor or BFAC, or an otherwise unaffiliated holder of founder shares.
Background of the Business Combination
Description of Negotiation Process with the Company, page 89

11. We note your response to prior comment 21 and reissue in part. Please provide additional detail about how and when the negotiating parties decided upon the need for the $5 million PIPE financing. While we note from your response to prior comment 3 that you are still in the early stages of discussing the PIPE financing with investors, please ensure that you supplement this section with a description of the negotiation process and terms of the PIPE financing once complete.
Recommendation of the BFAC Board and Reasons for the Business Combination, page
90

12. To the extent any of the following factors were also considered by the BFAC board of directors in evaluating the business combination, please affirmatively identify them in the list of factors given "considerable weight": financial projections relied upon by the BFAC board of directors, the terms of the PIPE financing or any other financing materially related to the de-SPAC transaction, and the dilution described in response to Item 1604(c)
       of Regulation S-K. Refer to Item 1606(b) of Regulation S-K.
13. State whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of BFAC is required. Additionally, include a statement as to whether or not the de-SPAC transaction was approved by a majority of the directors of BFAC who are not employees of BFAC. Refer to Items 1606(c) and (e) of
       Regulation S-K.
14. Please advise and clarify whether RingRoad, in "provid[ing] third-party diligence validation on the Classover business" that "bolstered the Board's confidence" in the business combination, provided the BFAC board with a report which would be considered a "report, opinion, or appraisal" described in Item 1607(a) of Regulation S-K. If so, please provide the information with respect to such report, opinion, or appraisal required by
       Items 1607(b) and (c) of Regulation S-K. Additionally, please explain the role of Cohen
       & Company in the business combination, as they are identified as an additional BFAC advisor at page 23.
15. In addition to your discussion of BFAC's reasons for the business combination, please provide a reasonably detailed discussion of the reasons of the target company for engaging in the de-SPAC transaction. Refer to Item 1605(b)(3) of Regulation S-K.
Certain Unaudited Prospective Financial Information of the Company, page 92

16. Please disclose the party that prepared the target company's projections provided in this section. Refer to Item 1609(a) of Regulation S-K.
17. Please disclose the "significantly lower" growth rates for costs and expenses underlying the projected net income figures. Please also provide detail in this section regarding any material factors that may affect the assumptions underlying revenue and cost and expenses projections, pursuant to Item 1609(b) of Regulation S-K. Lastly, we note that
 August 8, 2024
Page 5

       one of your key assumptions underlying expenses projections is that "capital expenditure on technology infrastructure will remain flat," but you subsequently state that the projections are "based on the premise that the Company will continue to innovate its technological offerings...includ[ing] enhancements to the learning platform." Please explain how these assumptions are consistent with one another.
18. Disclose whether or not Class Over has affirmed to BFAC that its projections reflect the view of Class Over's management or board of directors (or similar governing body) about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of Class Over's management or board of directors (or similar governing body) regarding its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors (or similar governing body) on the projections. Refer to Item 1609(c) of Regulation S-K.
Redemption Rights, page 95

19. Revise to discuss any agreements entered into by the SPAC or its sponsor whereby shareholders have agreed to waive their redemption rights, and disclose the consideration provided in exchange for these agreements. In this regard, we note disclosure of non-
       redemption agreements from October and November 2023 elsewhere in the proxy statement/prospectus, but Current Reports on Form 8-K filed by BFAC on May 16, 2024,
       May 17, 2024, May 21, 2024, and June 3, 2024 suggest that a number of additional non-
       redemption agreements were entered into by BFAC and certain shareholders in connection with the extraordinary general meeting held on May 30, 2024. Unaudited Pro Forma Condensed Combined Financial Information, page 103

20. Please revise your disclosure in the second paragraph of the introduction to clarify that the unaudited pro forma condensed combined balance sheet as of March 31, 2024 are derived from unaudited balance sheets, and not audited balance sheets.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustments to Unaudited Pro Forma Condensed Balance Sheet as of March 31, 2024, page 109

21. Refer to footnote (I). Please tell us how you determined the $10,827,856 adjustment to
       reclassify BFAC   s historical accumulated deficit to additional paid-in
capital under
       maximum redemption scenario.
22. Refer to footnote (J). Please tell us why you record ($3,746,922) pro forma minimum financing adjustment under maximum redemption scenario when the pro forma cash balance would not be negative.
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the
Three Months Ended March 31, 2024, page 110

23. Refer to footnotes (BB) and (CC). You disclose on page 103 that your pro forma condensed combined statements of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 give effect to the Business Combination as if it
 August 8, 2024
Page 6

       had occurred as of January 1, 2023. Please tell us why you present the estimated transaction costs to be incurred by BFAC and Classover as transaction accounting adjustments in the pro forma statement of operations for the interim period ended March
       31, 2024 when the same adjustments have been presented in the pro forma statement of operations for the year ended December 31, 2023.
Certain Material United States Federal Income Tax Considerations
Material U.S. Federal Income Tax Effects of the Business Combination, page 116

24.    We note that the form of tax opinion of Graubard Miller filed as Exhibit
8.1 is a short-
       form tax opinion. If a short-form tax opinion is provided, both the short-form tax opinion and the tax disclosure in the prospectus must state clearly that the disclosure in the referenced tax consequences section of the prospectus is the opinion of the named counsel. Please revise the prospectus accordingly. Refer to Section III.B.2 of Staff Legal
       Bulletin No. 19.
25. Please refer to the second paragraph and the introduction which states "[a]ssuming the
       Business Combination is treated as a reorganization within the meaning of Section 368(a)
       of the Code and/or a transaction governed by Section 351 of the Code..." Please remove this assumption as the tax opinion cannot assume the tax consequence at issue. Refer to
       Section III.C.3 of Staff Legal Bulletin No. 19. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, tax counsel may
issue a    should    or
          more likely than not    opinion to make clear that the opinion is
subject to a degree of
       uncertainty. In such situations, tax counsel should explain why it
cannot give a    will
       opinion and the company should provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4 of
       Staff Legal Bulletin No. 19.
26. We note your responses to prior comments 11 and 27. In your revisions at page 28, you state that "a U.S. Holder of BFAC Ordinary Shares generally will not recognize any gain or loss...," but at page 116 you state that "U.S. Holders of BFAC Ordinary Shares should not recognize gain or loss..." Please revise for consistency and to clarify whether tax counsel is issuing a "will," "should" or "more likely than not" opinion. Information About BFAC
IPO, page 120

27. We note your response to prior comment 18 and reissue in part. Where you discuss the waiver of deferred underwriting fees from the SPAC's IPO, elaborate upon how this waiver was obtained, why it was agreed to, and whether any written document was provided in connection with the waiver. Add risk factor disclosure to address, as appropriate, whether the firm is gratuitously waiving the right to be compensated, the unusual nature of such a fee waiver, and whether any agreement provisions survive the fee waiver, such as indemnification. Clarify the number of founder shares that the IPO underwriters received in lieu of waiving deferred fees.
 August 8, 2024
Page 7
Classover Learning App Overview, page 137

28. We note your response to prior comment 31, particularly that Class Over "significantly rel[ies]" on third party platform and service providers. Please clarify whether Class Over has entered into any long-term agreements with the third party streaming service and video recording storage provider referenced in this disclosure. If so, summarize the material terms of such agreement and file it as an exhibit to the registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Our Business Model
Marketing Consulting Revenue, page 146

29. Please disclose the number of customers that Class Over has with respect to its marketing consulting services. To the extent Class Over has entered into long-term agreements with any such customers, disclose the material terms of such agreements and file them as exhibits to the registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.
Intellectual Property, page 151

30. The revisions in response to prior comment 37 suggest that Class Over does not currently hold any patents. If true, please revise the statement, "We use a variety of measures, such as patents..." accordingly. Alternatively, disclose the nature of Class Over's patents and their duration.
Certain Relationships and Related Person Transactions, page 166

31. Where you discuss loans, expenses, and other amounts payable upon the consummation of the business combination, please specifically disclose amounts that are due to BFAC's sponsor, its affiliates, and any promoters. For example, we note that the balance of outstanding working capital loans in this section is disclosed on an aggregate basis for
       "the Sponsor or an affiliate of the Sponsor, or certain of the BFAC's officers and directors," and your conflicts of interest disclosure at page 27 and elsewhere discloses
       "aggregate out-of-pocket expenses" due to "Insiders" broadly. Revise here and elsewhere as appropriate to clearly distinguish the nature and amount of reimbursements to be paid to the SPAC sponsor, its affiliates, and any promoters upon completion of the de-SPAC transaction. Refer to Item 1603(a)(6) of Regulation S-K.
32. Please file as exhibits to the registration statement all related party agreements required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K, as we note that directors, officers, and security holders named in the registration statement appear to be party to certain of the agreements and arrangements described in this section. In determining which agreements to file, please note that the target company is considered a co-registrant pursuant to General Instruction L.1 of Form S-4.
Item 21. Exhibits and Financial Statement Schedules, page 183

33. Please file as exhibits to the registration statement the consents of Pubco's director nominees identified at page 161 required by Rule 438 under the Securities Act.
 August 8, 2024
Page 8
Index to Financial Statements, page 184

34. We note your response to prior comment 47. As it appears that Classover Holdings, Inc., the registrant, was incorporated as a shell to effect the business combination between a SPAC and an operating company, and not to effect mergers between two operating companies, we continue to believe that you should include audited financial statements for Classover Holdings, Inc. (Pubco) pursuant to Item 14(e) of Form S-4, including as a separate column in the pro forma tables. Please revise accordingly.
General

35. Please clarify which entity or entities you consider to be the sponsor(s) of BFAC pursuant to the definition of "SPAC sponsor" in Item 1601(c) of Regulation S-K. In this regard, we note that the plural term "Sponsors" is used in several locations, and that tabular disclosure at page 23 references entities aside from Battery Future Sponsor LLC as
       "Sponsor 1," "Sponsor 3," "Sponsor 4," and "Sponsor 5." For whichever entity(s) are considered the sponsor, as well as their affiliates and any promoters, please revise comprehensively where appropriate throughout the proxy statement/prospectus to provide all of the information required by Item 1603(a)(1)-(9) of Regulation S-K, as we note that much of this disclosure appears to be missing or incomplete. For example, there is little information about the background and experience of, and persons with direct and indirect material interests in, the sponsor, and while you have added a statement on page 124 that,
       "Other than as described above, BFAC   s SPAC Sponsors, their affiliates
and promoters
       do not have any material roles or responsibilities in directing and managing BFAC's activities," it is unclear what description you are referring to, as the preceding disclosure relates to BFAC's directors and officer.
36. Please provide in the proxy statement/prospectus the dilution table required by Item
       1604(c) of Regulation S-K, and describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Where you provide the table, describe each material potential source of future dilution that non-redeeming shareholders may experience, including sources not included in the table. At each redemption level, state the company valuation at or above which the potential dilution results in the amount of the non-redeeming shareholders' interest per share being at least the initial public offering price per share of common stock. Refer to Item 1604(c) of Regulation S-K.
37. Where appropriate in the proxy statement/prospectus, provide disclosure regarding any unregistered sales of securities by Class Over within the past three years that were not registered under the Securities Act required by Item 701 of Regulation S-K. Refer to
       General Instruction L.2(f) of Form S-4.
 August 8, 2024
Page 9

       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services